FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-4 (Registration Number: 333-155413) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	Material Fact, dated January 28, 2009, regarding the approval of the acquisition of Sovereign Bancorp Inc. by the General Shareholders’ Meeting of Sovereign

Item 1
MATERIAL FACT
In connection with the acquisition by Banco Santander, S.A. (“Banco Santander”) of all the shares representing the common share capital of Sovereign Bancorp Inc. (“Sovereign”) which are not already owned by it (the “Acquisition”), which Acquisition was announced on October 14, 2008 by means of a material fact (“hecho relevante”) and for purposes of which Acquisition the extraordinary General Shareholders’ Meeting of Banco Santander approved the capital increase that was announced by means of a material fact on January 26, 2009, Banco Santander informs that the Acquisition has been approved today by the General Shareholders’ Meeting of Sovereign.
Once the relevant conditions are fulfilled, the Acquisition is expected to be effective next January 30, 2009.
Boadilla del Monte (Madrid), January 28, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: January 28, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President